December 28, 2009	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY
Mr. Douglas Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Andatee China Marine Services Corporation (the “Company”) Registration Statement on Form S-1/Amendment No. 3 Filed December 10, 2009 (“Amendment No. 3”) File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to provide the Company’s responses to the December 22, 2009 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Also, for your convenience, we include a redlined draft of Amendment No. 4 disclosures in response to your comments.

Comment 1.	We reissue our prior comment 1. For example, we note your reference at page 4 to Donggang Xingyuan as your wholly-owned subsidiary.

Response:        We have revised and corrected every single reference to Donggang Xingyuan as a wholly-owned subsidiary of the operating entity, Dalian Xingyuan, and not to the wholly-owned subsidiary. The redlined version of the revised prospectus reflects all such changes.

Comment 2.
We note your statement at page 4 that the Authorization Agreement “in essence, ensures that the minority shareholders will regain their pro rata ownership of OEEL.”  Similarly, you state in your response to our prior comment 4 that the Authorization Agreement and the Supplemental Agreement were entered into to ensure that the original minority shareholders of Xingyuan will regain their respective pro rata ownership upon triggering of the conditions set forth in the agreements. However, it does not appear by the terms of the Authorization Agreement or the Supplemental Agreement that they provide any such right to the minority shareholders of Xingyuan.  Please advise.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:        In order to provide a clear, unequivocal support for the disclosures and reflect the intent relating to the rights of the minority shareholders, the Company has amended Section 1 of the Authorization Agreement by executing Amendment No. 1 thereto (the “Amendment No. 1”) which, in its relevant part, states that the minority shareholders of Xingyuan will regain their respective pro rata ownership upon triggering of certain conditions as disclosed elsewhere in the revised prospectus.  The Amendment No. 1 is filed as Exhibit 10.22 to Amendment No. 4.

Comment 3.
We note your response to our prior comment 2 with respect to why Xingyuan entered into the contractual arrangements with Fusheng, rather than with an entity that was initially controlled by Mr. An.  Please add related disclosure to your filing.

Response:        We have included the Company’s response to the previous staff comment #2 addressing the question why Xingyuan entered into the contractual arrangements with Fusheng into the revised prospectus on page 3 of the revised prospectus.

Comment 4.
We note your response to our prior comment 5.  Please revise this risk factor to remove the duplicative disclosure that appears at page 13 regarding purchases from your largest supplier. In addition, please identify the two major suppliers referenced at page 13.

Response:        We have revised to delete the duplicative disclosure in this risk factor in response to the foregoing comment.  In addition, we have identified China Petroleum (Dalian Branch) and Panjin as the two major suppliers referenced on page 13 of the revised prospectus.

Comment 5.	We note your response to our prior comment 8. Please file the executed version of the Supplemental Agreement that you filed as Exhibit 10.19.

Response:        A copy of the executed version of the Supplemental Agreement is filed as Exhibit 10.19 to Amendment No. 4.

Comment 6.
We note your response to our prior comment 12.  Please revise your disclosure to specifically reference the risk factors that would apply to Mr. An’s right to the shares subject to completion of the registration with the State Administration of Foreign Exchange.

Response:        We have revised footnote (3) to the beneficial ownership on page 76 of the revised prospectus to reference several risk factors that are relevant to Mr. An’s right to the shares discussed in the note, which risk factors appear on pages 19, 20, 21 and 22 of the revised prospectus.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Finally, please note that in response to your oral comment relating to the relationship by and between the Supplemental Agreement (Exhibit 10.19) (the “SA”) and the Equity Replacement Agreement (Exhibit 2.2) (the “ERA”) to the registration statement. Although these documents, on their surface, use different nomenclature when referencing the parties in each respective agreement, the SA was intended to amend, in part, certain provisions of the ERA. Specifically, the ERA was executed by Party 1 (Shandong Xinfa Fishing Group Co., Ltd.), Party 2 (Wang Hongli), Party 3 (Wang Mingli) and Party 4 (Dalian Xingyuan Marine Fuel Co., Ltd). The SA is executed by the same parties, except that these parties are defined as Parties A, B, C and D, respectively.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev

Cc:  Ralph V. De Martino, Esq.